ARBOR COURT CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Current Assets		
Cash and cash equivalents	$	158,016
Accounts receivable		18,459
Prepaid CRD account		4,692
Prepaid expenses		15,929
Total Current Assets		197,096
Other Assets		
Goodwill		22,500
Total Other Assets		22,500
Total Assets	$	219,596

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accrued Expenses	$	1,200
Deferred Distribution Revenue		2,344
Total Liabilities		3,544
Member's Equity		
Member's Equity	$	216,052
Total Liabilities and Member's Equity	$	219,596

See accompanying notes to financial statements.